Exhibit 3.25

RESTATED CERTIFICATE OF INCORPORATION

OF

CORAM HEALTHCARE CORPORATION OF MASSACHUSETTS

Coram Healthcare Corporation of Massachusetts, a Delaware corporation (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Coram Healthcare Corporation of Massachusetts. The Corporation was incorporated under the name “Clinical Homecare Ltd.” The original Certificate of Incorporation (as amended, the “Certificate of Incorporation”) of the Corporation was filed with the Secretary of State of the State of Delaware on June 25, 1990.

2. Pursuant to Section 245 of the General Corporation Law of Delaware, this Restated Certificate of Incorporation integrates into a single instrument all of the provisions of the Certificate of Incorporation which are in effect and operative as a result of having theretofore been filed with the Secretary of State of the State of Delaware as certificates of amendment to the Certificate of Incorporation.

3. This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the Certificate of Incorporation as theretofore amended, and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

4. The terms and provisions of this Restated Certificate of Incorporation have been duly adopted pursuant to the provisions of Section 245 of the General Corporation Law of Delaware.

5. The text of the Certificate of Incorporation is hereby restated to read in its entirety as follows:

1. The name of the corporation is Coram Healthcare Corporation of Massachusetts (the “Corporation”).

2. The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington 19808, County of New Castle. The name of the Corporation’s registered agent at that address is Corporation Service Company.

3. The nature of the business of the corporation and the objects or purposes to be transacted, promoted or carried on by it are as follows: to engage in any lawful act or activity for which corporations may be organized under the General Corporations Law of the State of Delaware.

4. The total number of shares of all classes of the stock that the corporation is authorized to issue is ONE THOUSAND (1,000) shares of Common Stock with a par value of ONE TENTH OF ONE CENT ($0.001) per share.

5. The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation and for further definition, limitation and regulation of the powers of the Corporation, its directors and stockholders:

(a) Whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action by any provision of the General Corporation Law of the State of Delaware, the meeting and vote of stockholders may be dispensed with if two-thirds of the stockholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing to such corporate action being taken, provided that prompt notice be given to all stockholders of the taking of corporate action without a meeting and by less than unanimous written consent.

(b) Meetings of stockholders may be held within or without the State of Delaware as the by-laws may provide.

(c) The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the by-laws of the Corporations.

(d) The Corporation shall, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time or by any other law, indemnify all persons whom it may indemnify pursuant thereto.

(e) The number of directors of the Corporation shall be not fewer than three (3) nor greater than eleven (11), and shall be fixed by resolution of the Board of Directors. Election of directors need not be by written ballot unless the by-laws of the Corporation so provide.

(f) The Board of Directors shall have power without the assent or vote of the stockholders to make, alter, amend, change, add to or repeal the by-laws of the Corporation; to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Corporation; to determine the use and disposition of any surplus or net profits; to fix the times for the declaration and payment of dividends; to fill (by the affirmative role of a majority of the remaining directors even if less than a quorum) vacancies in the Board resulting from an increase in the number of directors, death, resignation, removal or other cause; and to determine from time to time whether, and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation (other than the stock ledger) or any of them, shall be open to the inspection of the stockholders.

(g) The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interest, or for any other reason.

(h) In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and to any by-laws from time to time made by the stockholders; provided, however, that no by-laws so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

6. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

7. The Corporation reserves the right to alter, amend or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be duly executed this July 1, 2010.

By:	/s/ Robert T. Allen
Name:	Robert T. Allen
Title:	President, Chief Financial Officer and Treasurer

[Coram Healthcare Corporation of Massachusetts]

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